SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Consolidated Capital Institutional Properties

(Name of Subject Company (Issuer))
AIMCO Properties, L.P.
Apartment Investment and Management Company
AIMCO-GP, Inc.
ConCap Equities, Inc.

(Names of Filing Persons (Offerors))
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Apartment Investment and Management Company
55 Beattie Place
PO Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address, and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$19,442,212.50	$596.88
*For purposes of calculating the fee only. This amount assumes the purchase of 51,845.90 units of limited partnership interest of the subject partnership for $375.00 per unit. Based on the current fee rate of $30.70 per million, the fee is $596.88.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 533.21	Filing Party:	AIMCO Properties, L.P.

Form or Registration No.:	Schedule TO	Date Filed:	April 4, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐going-private transaction subjects to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 thereto (the “Schedule TO”) relating to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest (“Units”) of Consolidated Capital Institutional Properties, a California limited partnership (the “Partnership”), subject to the conditions set forth in the Offer to Purchase, dated April 3, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The information in Exhibits (a)(1), (a)(2) and (a)(6) are incorporated by reference in response to Items 1-11 of this Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
          (a) The information set forth under “The Offer — Section 14. Certain Information Concerning Your Partnership” in the Offer to Purchase is incorporated herein by reference. The Partnership’s business address is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.
          (b) This Schedule TO relates to the units of limited partnership interest of Consolidated Capital Institutional Properties, of which 199,043.20 units were issued and outstanding as of December 31, 2006.
          (c) Not applicable.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a)-(c) This Schedule TO is being filed by Apartment Investment and Management Company, a Maryland corporation (“Aimco”), AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”), AIMCO-GP, Inc., a Delaware corporation (“Aimco-GP”), and ConCap Equities, Inc., a Delaware corporation (“ConCap”). Aimco-GP is the general partner of Aimco OP and a wholly owned subsidiary of Aimco. ConCap is the general partner of the Partnership and is a wholly owned subsidiary of Aimco. The principal business of Aimco, Aimco-GP, and Aimco OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal business of ConCap is managing the affairs of the Partnership. The business address of Aimco, Aimco-GP and Aimco OP is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of ConCap is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.
     The information set forth under “The Offer — Section 8. Information Concerning Us and Certain of Our Affiliates” and Annex I of the Offer to Purchase is incorporated herein by reference.
     During the last five years, none of Aimco, Aimco-GP, Aimco OP or ConCap nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.
ITEM 4. TERMS OF THE TRANSACTION.
          (a) The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) and (b) The information set forth under “Summary Term Sheet — Conflicts of Interest”; “The Offer — Section 9. —Background and Reasons for the Offer” and “The Offer — Section 11. Conflicts of Interest and Transactions with Affiliates” in the Offer to Purchase is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a), (c)(1)-(7) The information set forth under “The Offer — Section 9. Background and Reasons for the Offer”; “The Offer — Section 12. Future Plans of the Purchaser” and “The Offer — Section 7. Effects of the Offer — Effect on Trading Market; Registration under Section 12(g) of the Exchange Act” in the Offer to Purchase is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a), (b) and (d) The information set forth under “The Offer — Section 16. Source of Funds” and “— Section 20. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     The information set forth under “The Offer — Section 14. Certain Information Concerning Your Partnership; Beneficial Ownership of Interests in Your Partnership” in the Offer to Purchase is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
     Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
          (a) The information set forth under “The Offer — Section 19. Certain Legal Matters” in the Offer to Purchase is incorporated herein by reference.
          (b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.
ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase dated April 3, 2007 (previously filed).

(a)(2)	Letter of Transmittal and related Instructions (previously filed).

(a)(3)	Letter dated April 3, 2007 from the Aimco Operating Partnership to the Limited Partners of Consolidated Capital Institutional Properties (previously filed).

(a)(4)	Press Release dated April 30, 2007 (previously filed).

(a)(5)	Letter dated April 30, 2007 from the Aimco Operating Partnership to the Limited Partners of Consolidated Capital Institutional Properties (previously filed).

(a)(6)	Supplement to Offer to Purchase dated May 8, 2007.

(a)(7)	Letter dated May 8, 2007 from the Aimco Operating Partnership to the Limited Partners of Consolidated Capital Institutional Properties.

(b)(1)	Amended and Restated Secured Credit Agreement, dated as of November 2, 2004, by and among AIMCO, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers and Bank of America, N.A., Keybank National Association, and the Lenders listed therein (Exhibit 4.1 to AIMCO’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, is incorporated herein by reference).

(b)(2)	First Amendment to Amended and Restated Senior Secured Credit Agreement, dated as of June 16, 2005, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers, and Bank of America, N.A., Keybank National Association, and the lenders listed therein (Exhibit 10.1 to AIMCO’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2005, is incorporated herein by reference).

(b)(3)	Second Amendment to Amended and Restated Senior Secured Credit Agreement, dated as of March 22, 2006, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the borrowers, and Bank of America, N.A., Keybank National Association, and the lenders listed therein (Exhibit 10.1 to AIMCO’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2006, is incorporated herein by reference).

(d)	Not applicable.

(g)	None.

(h)	None.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: May 8, 2007

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President

AIMCO-GP, INC.

By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

CONCAP EQUITIES, INC.

By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(6)	Supplement to Offer to Purchase dated May 8, 2007.

(a)(7)	Letter dated May 8, 2007 from the Aimco Operating Partnership to the Limited Partners of Consolidated Capital Institutional Properties.